Exhibit 8.01 (a)

                                VSB Bancorp, Inc.

                    VSB BANCORP, INC. ANNOUNCES CASH DIVIDEND

Contact Name:
Ralph M. Branca
President & CEO
(718) 979-1100

Staten Island, N. Y. -- December 17, 2008. VSB Bancorp, Inc. (NASDAQ GM: VSBN) announced today that its Board of Directors has declared a quarterly cash dividend of $0.06 per share payable on January 2, 2009 to stockholders of record on December 17, 2008. Joseph J. LiBassi, Chairman of the Board of Directors, stated, "We are continuing to pay a quarterly cash dividend to our stockholders despite the harsh economic climate."

Raffaele M. Branca, President and Chief Executive Officer, reported, "Our profitability and our current capital ratios allow us to pay the dividend. We are able to simultaneously retain capital to support potential future growth."

VSB Bancorp, Inc. is the one-bank holding company for Victory State Bank. Victory State Bank, a Staten Island based commercial bank, commenced operations on November 17, 1997. The Bank's initial capitalization of $7.0 million was primarily raised in the Staten Island community. The Bancorp's total equity had increased to $22.2 million by September 30, 2008. The Bank operates five full service locations in Staten Island, the main office at 4142 Hylan Boulevard in Great Kills and branches on Forest Avenue in West Brighton, Hyatt Street in St. George, Hylan Boulevard in Dongan Hills and Bay Street in Rosebank.

The payment of dividends is at the discretion of the Board of Directors and nothing contained herein should be interpreted as a commitment to pay future dividends.

Statements contained in this press release, which are not historical facts, are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to materially differ from those currently, anticipated. Those risks and uncertainties include, among other things, possible future changes in (i) the local, regional or national economy,
(ii) market interest rates, (iii) customer preferences; (iv) competition or (v) federal or state laws.